Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Six months ended
June 30, 2007
Earnings:
Income from continuing operations before income taxes	$670.3
Minority interest in income of consolidated subsidiaries	39.4
Less: Equity earnings	(44.2)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	665.5

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees (1)	356.3
Rental expense representative of interest factor	10.8

Total fixed charges	367.1

Distributed income of equity-method investees	43.4

Less:
Capitalized interest	(11.6)

Total earnings as adjusted	$1,064.4

Fixed charges	$367.1

Ratio of earnings to fixed charges	2.90

(1)	Does not include interest related to income taxes, including interest related to FIN 48 liabilities, which is included in provision for income taxes on our Consolidated Statement of Operations. See Note 5 of Notes to Consolidated Financial Statements.